UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):   |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
               |_| Form 10-D  |_|Form N-SAR  |_| Form N-CSR
               For Period Ended: March 31, 2008
               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR
               For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I -- REGISTRANT INFORMATION

Affinity Technology Group, Inc.
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Full Name of Registrant

Not Applicable
--------------
Former Name if Applicable

1310 Lady Street, Suite 601
---------------------------
Address of Principal Executive Office (Street and Number)

Columbia, South Carolina 29201
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
  |X| calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Affinity Technology Group, Inc. (the "Company") is unable to file timely a Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, because of the following:

(1) The Company uses a third-party vendor for maintenance of its general ledger and financial reporting system. In connection with the closing of its first quarter 2008 financial information for financial reporting purposes, the Company discovered that the third-party vendor had inadvertently revised certain data fields during a previous maintenance update. The Company discovered the inadvertent revision as part of its normal closing process, but the amount of time required for the vendor to correct the problem precluded the Company from timely closing its books and preparing its quarterly report on Form 10-Q without unreasonable effort or expense. The inadvertent revision had no impact on previously reported financial information. Although the Company believes that it will be able to file the Form 10-Q before the fifth calendar day following its prescribed due date, its ability to do so remains subject to the completion of its internal procedures for preparation of its Form 10-Q, as well as the completion of any related procedures to be performed with respect to the Form 10-Q by the Company's independent registered public accounting firm.




PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

               Joseph A. Boyle             (803)               758-2511
               ---------------             -----               --------
                   (Name)               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates reporting that revenues for the first quarter of 2008 were $8 thousand, with a net loss of $227 thousand, or $0.00 per share. For the comparable period of 2007, revenues were $8 thousand and the Company reported a net loss of $443 thousand, or $0.01 per share. The weighted average number of shares outstanding during the three months ended March 31, 2008 was 47.1 million and for the same period in 2007 was 45.3 million. These operating results are unaudited, and actual reported results may vary, as discussed below under "Forward-Looking Statements."

     Forward-Looking Statements

     Forward-looking statements in this Form 12b-25 are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Specifically, all statements regarding the Company's expectation that it will be able to file its Form 10-Q on or before the fifth calendar day following its prescribed due date, and all statements of the Company's anticipated financial results for the quarter ended March 31, 2008, are forward-looking statements. There can be no assurance that these forward-looking statements will be achieved. The Company's expectations regarding the timing of the filing of its Form 10-Q, and the anticipated financial results the Company expects to report in its Form 10-Q, are preliminary and subject to change based on, among other factors, the review procedures regarding these financial results and the preparation of the Form 10-Q to be conducted by the Company and Company's independent registered public accounting firm, as applicable. Although the Company believes these forward-looking statements are reasonable, it can give no assurance that such statements will prove correct. In addition, Affinity cannot offer any assurances that the value of its patents and business will not be permanently and materially limited by the recent adverse ruling of the Court of Appeals for the Federal Circuit (the "Appeals Court") regarding its patents or that it will be able to pursue or obtain any reconsideration of, or recourse from, this adverse ruling. Investors are cautioned that the Company's business is subject to several substantial risks and uncertainties, including the results of ongoing litigation, including the Appeals Court ruling, which, combined with the Company's very limited capital resources may make it difficult or impossible to raise additional capital in amounts sufficient to permit it to continue operations or pursue further legal options for vindicating its patent claims; the risk that the Company may further lose all or part of the claims covered by its patents as a result of challenges to its patents; the risk that its patents may be subject to additional reexamination by the U.S. Patent and Trademark Office or challenge by third parties; and, unanticipated costs and expenses affecting the Company's cash position. Additionally, the Company does not have the cash resources to pay the judgment that will be entered against it in the Temple Ligon litigation. If the Company is unable to raise additional capital, obtain reconsideration of or relief from the adverse ruling of the Appeals Court or resolve or postpone the judgment in the Temple Ligon matter in a manner which will alleviate the payment of more than an insignificant amount of cash in the near term, it would be forced to consider alternatives for winding down its business, which may include offering its patents for sale or filing for bankruptcy protection. These and other factors that may cause actual results to differ materially from those expressed or implied in any forward-looking statements are discussed in greater detail in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 and other filings Affinity makes with the Securities and Exchange Commission from time to time. The Company is not responsible for updating the information contained in this Form 12b-25 beyond the publication date, or for changes made to this document by wire services or Internet Services.


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                         Affinity Technology Group, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 15, 2008                        By: /s/ Joseph A. Boyle
                                               -------------------
                                                 Joseph A. Boyle
                                 President, Chairman and Chief Executive Officer